UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: June 30, 2002                        SEC FILE NUMBER 000-31775
                                                       CUSIP NUMBER 23247C 10 8

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant              International Solubles Corporation

         Former Name if Applicable

         Address of Principal Executive Office:  1126 Druid Road
                                                 Maitland, Florida 32751

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

          The Company completed the relocation of its principal offices during the second quarter and is currently unable to fully staff its accounting department. The combination of these factors has caused a delay in the creation and verification of the financial records required for the contents of the 10-QSB of the Company. Consequently, the Company was not be able to file its Form 10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                      L. Henry Sarmiento       President        (407) 682-0887
                      ---------------------------------------------------------
                      (Name)                    (Title)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                              (X) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              ( ) Yes  (X)  No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                       N/A

                       International Solubles Corporation
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                  (Name of Registrant as specified in Charter)



In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Executed this 14th day of August, 2002.


                                      /s/ L. Henry Sarmiento
                                   -----------------------------
                                   L. Henry Sarmiento, President